UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

The Administration Committee
Caleres, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 20, 2017

Caleres, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2016			December 31, 2015
	Non - Participant - Directed	Participant - Directed	Total	Non - Participant - Directed	Participant - Directed	Total
Assets:
Investments - at fair value (Note 3):	$59,601,348	$136,445,158	$196,046,506	$53,447,995	$130,574,426	$184,022,421

Receivables:
Employer contributions	131,386	—	131,386	128,017	—	128,017
Employee contributions	—	260,015	260,015	—	251,976	251,976
Notes receivable from participants	—	3,918,312	3,918,312	—	3,376,349	3,376,349
Total receivables	131,386	4,178,327	4,309,713	128,017	3,628,325	3,756,342

Total assets	59,732,734	140,623,485	200,356,219	53,576,012	134,202,751	187,778,763

Liabilities:
Excess contributions payable	—	297,647	297,647	—	375,739	375,739
Total liabilities	—	297,647	297,647	—	375,739	375,739

Net assets available for benefits	$59,732,734	$140,325,838	$200,058,572	$53,576,012	$133,827,012	$187,403,024

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended			Year Ended
	December 31, 2016			December 31, 2015
	Non - Participant - Directed	Participant - Directed	Total	Non - Participant - Directed	Participant - Directed	Total

Additions:

Contributions:
Employer contributions	$3,691,378	$—	$3,691,378	$3,827,593	$—	$3,827,593
Employee contributions	—	8,725,692	8,725,692	—	8,646,972	8,646,972
Rollovers	—	985,574	985,574	—	897,196	897,196
Total contributions	3,691,378	9,711,266	13,402,644	3,827,593	9,544,168	13,371,761

Interest income on notes receivable from participants	—	144,322	144,322	—	133,319	133,319

Investment income (loss):
Dividends	529,979	2,173,343	2,703,322	537,165	2,010,476	2,547,641
Net realized and unrealized gain (loss) on investments	11,015,518	10,705,273	21,720,791	(10,081,421)	(3,018,539)	(13,099,960)
Total investment income (loss)	11,545,497	12,878,616	24,424,113	(9,544,256)	(1,008,063)	(10,552,319)

Total additions	15,236,875	22,734,204	37,971,079	(5,716,663)	8,669,424	2,952,761

Deductions:
Benefits paid to participants	5,723,982	19,359,920	25,083,902	4,548,174	11,643,082	16,191,256
Administrative and other expenses	8,050	223,579	231,629	143,111	225,131	368,242
Total deductions	5,732,032	19,583,499	25,315,531	4,691,285	11,868,213	16,559,498

Net increase (decrease)	9,504,843	3,150,705	12,655,548	(10,407,948)	(3,198,789)	(13,606,737)

Participant transfer (out of)/in to funds	(3,348,121)	3,348,121	—	(1,845,808)	1,845,808	—

Net assets available for benefits at beginning of year	53,576,012	133,827,012	187,403,024	65,829,768	135,179,993	201,009,761

Net assets available for benefits at end of year	$59,732,734	$140,325,838	$200,058,572	$53,576,012	$133,827,012	$187,403,024

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.  Description of the Plan
On May 28, 2015, the shareholders of Brown Shoe Company, Inc. approved a rebranding initiative that changed the name of the company to Caleres, Inc. (the "Company"). In conjunction with the rebranding initiative, the Brown Shoe Company, Inc. 401(k) Savings Plan was amended and renamed the Caleres, Inc. 401(k) Savings Plan (the "Plan"). The following description of the Plan provides only general information about the Plan’s provisions. The Company is the plan sponsor. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.
General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment. Employees hired with a base salary of $100,000 or more or are projected to earn compensation equal to or in excess of $110,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have completed at least 1,000 hours of employment. However, if the employee was a former participant of the Plan who is re‑employed, they are eligible to become a participant in the Plan on the date of re‑employment.
Plan Administration
The Administration Committee, comprised of the Company’s Chief Financial Officer and certain employees of the Company, oversees the administration of the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Investment Committee is responsible for the selection of the trustee, investment managers and investment funds and monitors the performance of the Plan’s investments.  Wells Fargo Bank, N.A. (the "Trustee") is the trustee and recordkeeper of the Plan.

Contributions
Participants are allowed to contribute from two percent to 30% of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances in one percent increments among any of the investment fund choices offered by the Plan, other than the Caleres, Inc. Stock Fund.
The Company matches 75% of the first two percent and 50% of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Caleres, Inc. Stock Fund.
Contributions of participants and matching employer contributions are remitted by the Company to the trustee on a bi-weekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Administration Committee.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2016 and 2015

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and related earnings or losses. Vesting in the employer’s matching contribution portion of their accounts and related earnings occurs if: (1) the participants' employment is terminated on account of their death, (2) the participants' employment is terminated on account of their disability, (3) the participants complete at least three years of service with the Company, (4) the participants' employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.
Forfeitures
Forfeitures of non-vested employer matching contributions plus actual earnings are used to reduce future employer contributions. During the years ended December 31, 2016 and 2015, forfeitures of $250,000 and $128,674, respectively, were used to reduce employer contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts, excluding employer matching contributions held in the Caleres, Inc. Stock Fund, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior 12 months, or (2) 50% of their account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account, bear interest at the prime rate on the first business day of the month in which the funds are borrowed plus one percent and are fixed for the term of the loan. For loans initiated after April 1, 2007, the Trustee charges a monthly fee per loan to the participant’s account in each month that a loan is outstanding. Principal and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.
Participant Transfers
Participants may transfer their existing account balances, excluding the matching contribution amounts received, among investment fund choices offered by the Plan (other than the Caleres, Inc. Stock Fund) daily. Participants who are 55 or older or have completed at least three years of service may transfer their matching contribution amounts received out of and subsequently back into the Caleres, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily. As further discussed in Note 2 to the financial statements, effective May 1, 2017, the Plan was amended to permit participants to diversify amounts in their matching contribution accounts. Participant transfers between participant-directed investments and non-participant-directed investments totaled $3,348,121 and $1,845,808 in 2016 and 2015, respectively.
Payment of Benefits
Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship, as defined by the Plan, that cannot otherwise be relieved. The minimum hardship withdrawal a participant may receive is $1,000.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2016 and 2015

Age 59 1/2 Withdrawals
Participants who have attained the age of at least 59 1/2 may elect to withdraw the vested amounts from their participant and matching contribution accounts.
Termination of Service
Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, participants may receive the value of the vested interest in their accounts as a lump-sum distribution. Certain participants who were covered by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.
Retirement
Participants must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2 or the date they terminate employment, whichever occurs later. Participants who are five percent or greater shareholders of the Company must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Plan Expenses
In 2016, all expenses incurred in connection with the operation of the Plan were paid by the Plan. In 2015, all expenses were paid by the Plan’s sponsor with the exception of the trustee fees, which were paid by the Plan.
2.  Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2016 and 2015

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.
Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability. The Plan distributed the 2016 excess contributions to the applicable participants prior to March 15, 2017.
Subsequent Events

The Administration Committee evaluated subsequent events for the Plan through June 20, 2017, the date the financial statements were available to be issued.
Effective May 1, 2017, the Plan was amended to permit participants to diversify amounts in their matching contribution accounts currently invested in the Caleres, Inc. Stock Fund to other investments.
3.  Fair Value Measurements
Fair value measurement disclosure requirements specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s assumptions of market participant valuation (“unobservable inputs”). In accordance with these requirements, the hierarchy is categorized into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2016 and 2015

The following is a description of the valuation methodologies used for assets measured at fair value. There are currently no redemption restrictions on these investments.
Money Market Funds
The Vanguard Federal Money Market Fund and the Vanguard Prime Money Market Fund seek to provide current income and liquidity with preservation of capital by investing in high-quality money market securities. The goal of these funds is to seek a competitive return on the liquid portion of an investment portfolio. The money market funds are classified within Level 1 of the fair value hierarchy because the fair value is based on unadjusted quoted market prices in an active market with sufficient volume and frequency.
Mutual Funds
Mutual funds include equity funds, fixed income funds and target date funds. Equity funds have a goal of capital appreciation and consist of American Funds EuroPacific Growth Fund Class R6, American Funds EuroPacific Growth Fund Class R4, American Funds Growth Fund of America Class R6, American Funds Growth Fund of America Class R4, DFA Emerging Markets Value Fund Class I, Dodge & Cox Stock Fund, Principal Diversified Real Asset Fund Institutional Class, Vanguard Extended Market Index Fund, Vanguard FTSE All-World ex-US Index Fund, Vanguard Institutional Index Fund and William Blair Small Cap Growth Fund Class I. Fixed income funds seek a stable rate of current income and consist of Dodge & Cox Income Fund, Vanguard Total Bond Market Index Fund and Vanguard Target Retirement Income Fund. Target date funds seek to provide growth of capital and current income and consist of Vanguard Target Retirement 2015 - 2060. The Plan’s mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.
Caleres, Inc. Stock Fund
The Caleres, Inc. Stock Fund is a unitized fund that invests in the Company’s common stock, which is classified within Level 1 of the fair value hierarchy because the fair value is based on the closing price on the New York Stock Exchange on the last business day of the year. A portion of the fund may also be invested in money market funds to accommodate daily transactions. As of December 31, 2016 and 2015, the fair value of the Caleres, Inc. Stock Fund includes $2,995,943 of assets invested in the Wells Fargo Government Money Market Fund and $2,541,314 of assets invested in the Vanguard Prime Money Market Fund, respectively, which are classified within Level 1.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The fair values of the Plan's investments by asset class are as follows:

		Fair Value Measurements
December 31, 2016	Total	Level 1	Level 2	Level 3
Investments:
Money market fund	$12,312,036	$12,312,036	$—	$—
Mutual funds	124,133,122	124,133,122	—	—
Caleres, Inc. Stock Fund	59,601,348	59,601,348	—	—
Total investments	$196,046,506	$196,046,506	$—	$—

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2016 and 2015

		Fair Value Measurements
December 31, 2015	Total	Level 1	Level 2	Level 3
Investments:
Money market fund	$13,744,027	$13,744,027	$—	$—
Mutual funds	116,830,399	116,830,399	—	—
Caleres, Inc. Stock Fund	53,447,995	53,447,995	—	—
Total investments	$184,022,421	$184,022,421	$—	$—

For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2, or 3.

4.  Federal Income Taxes
The Plan has received a determination letter from the IRS dated February 21, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.
5.  Related Party Transactions
The Plan's investments are investment funds managed by Wells Fargo Bank, N.A., the trustee of the Plan. The Plan also invests in the Caleres, Inc. Stock Fund. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2016 and 2015, the Plan received $11,545,497 and $(9,544,256), respectively, in investment income (loss) from the Company.

Caleres, Inc. 401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 43-0197190 Plan Number: 006
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	American Funds EuroPacific Growth Fund Class R6	231,185		$10,412,588
	American Funds Growth Fund of America Class R6	336,301		15,402,951
*	Caleres, Inc. Stock Fund	630,941	$32,564,248	59,601,348
	DFA Emerging Markets Value Fund Class I	61,245		1,466,828
	Dodge & Cox Income Fund	854,022		11,606,157
	Dodge & Cox Stock Fund	138,285		25,485,973
	Principal Diversified Real Asset Fund Institutional Class	9,374		101,241
	Vanguard Extended Market Index Fund	4,306		313,130
	Vanguard Federal Money Market Fund	12,312,036		12,312,036
	Vanguard FTSE All-World ex-US Index Fund	6,893		189,205
	Vanguard Institutional Index Fund	122,661		22,963,715
	Vanguard Target Retirement Income Fund	34,159		437,573
	Vanguard Target Retirement 2015	133,014		1,936,108
	Vanguard Target Retirement 2020	119,631		3,380,772
	Vanguard Target Retirement 2025	338,231		5,530,075
	Vanguard Target Retirement 2030	99,164		2,895,585
	Vanguard Target Retirement 2035	171,904		3,049,570
	Vanguard Target Retirement 2040	89,376		2,700,064
	Vanguard Target Retirement 2045	117,004		2,210,207
	Vanguard Target Retirement 2050	64,556		1,961,861
	Vanguard Target Retirement 2055	46,678		1,536,158
	Vanguard Target Retirement 2060	2,605		75,650
	Vanguard Total Bond Market Index Fund	34,396		366,315
	William Blair Small Cap Growth Fund Class I	369,839		10,111,396
	Total investments (held at end of year)			196,046,506

*	Various participants	Notes receivable from participants (2)		3,918,312

				$199,964,818

	* Exempt party-in-interest to the plan
	(1) Cost basis is not required for participant-directed investments.
	(2) Notes receivable from participants have interest rates of 4.25% - 4.75% and maturities through 2031.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 20, 2017	/s/ Kenneth H. Hannah
Kenneth H. Hannah
Senior Vice President and
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm